Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 27
DATED APRIL 25, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 27 to you in order to supplement our prospectus and its supplements. This supplement, dated April 25, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments," and "Plan of Distribution" sections of our prospectus. This Supplement No. 27 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 26 dated April 17, 2002, Supplement No. 25 dated April 4, 2002, Supplement No. 24 dated March 11, 2002, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Crystal Springs Shopping Center, Crystal River, Florida

On April 23, 2002, we purchased a newly constructed shopping center known as Crystal Springs Shopping Center containing 67,021 gross leasable square feet. The center is located at 6760 W. Gulf to Lake Highway, Crystal River, Florida.

We purchased Crystal Springs Shopping Center from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $7,400,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $110 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Crystal Springs Shopping Center was built in 2001. The property is comprised of one single-story, multi-tenant building and one outlot building. As of April 1, 2002, this property was 100% leased.

One tenant, Publix (a supermarket), leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	44,271	66%	9.00	10/01	10/21

The lease includes six options, each for a term of five years.

For federal income tax purposes, the depreciable basis in this property will be approximately $5,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of April 1, 2002, a total 67,021 square feet was leased to 13 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Charles Pope Cellular	1,365	09/04	-	19,110	14.00
Interior Accents	1,200	10/04	1/3 yr.	16,800	14.00
Rocco's Pizza	1,200	10/04	1/3 yr.	16,800	14.00
H & R Block	1,200	04/06	-	16,800	14.00
Sally Beauty	1,200	09/06	1/5 yr.	15,600	13.00
Citrus Cleaners	1,540	10/06	1/5 yr.	20,020	13.00
Rosemary's Hallmark	3,360	10/06	2/5 yr.	40,320	12.00
Hong Kong Buffet	1,185	11/06	1/5 yr.	17,088	14.42
Blockbuster	4,800	12/06	3/5 yr.	82,800	17.25
Beef O'Brady	2,400	02/07	2/5 yr.	32,400	13.50
Subway	1,200	02/07	1/5 yr.	16,800	14.00
Family Trust Investments	2,100	10/11	-	25,200	12.00
Publix	44,271	10/21	6/5 yr.	398,439	9.00

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a market value for Crystal Springs Shopping Center, as of February 8, 2002, of $7,410,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Melbourne Shopping Center, Melbourne, Florida

On April 22, 2002, we purchased an existing shopping center known as Melbourne Shopping Center containing 209,217 gross leasable square feet. The center is located at 1301-1441 S. Babcock Street, in Melbourne, Florida.

We purchased Melbourne Shopping Center from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $9,775,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $49 per square foot of leasable space.

We purchased this property with our own funds and by assuming the existing debt with a remaining principal balance of approximately $5,957,000. The lender modified the loan to allow for interest only payments at a fixed rate of 7.68% per annum plus a $1,200 annual principal reduction for the first four years.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We intend to deposit approximately $820,000 into an escrow with the lender in order to pay for roof and parking lot repairs and improvements to this property over the next few years. The lender is also requiring us to fund a reserve account in the amount of $54,000 per year to cover the cost of future capital expenditures.

Melbourne Shopping Center was built in 1960 and renovated in 1999. It is comprised of a single-story multi-tenant building and a freestanding single user space on a ground lease. As of April 1, 2002, this property was approximately 97% leased.

As of April 1, 2002, a total 202,211 square feet was leased to 28 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Bennie Barberi Optician	2,000	04/02	1/5 yr.	13,500	6.75
Video Express	2,500	09/02	-	21,875	8.75
Karl D. Johannessen	950	01/03	1/5 yr.	9,073	9.55
Sheridan Barber Shop	525	04/03	1/5 yr.	4,988	9.50
Franco Restorante	2,000	09/03	1/5 yr.	18,760	9.38
American Gen Finance	2,000	12/03	1/3 yr.	15,500	7.75
Value Thrift	20,000	01/04	1/5 yr.	90,000	4.50
One Price Clothing	6,750	01/04	1/5 yr.	32,400	4.80
Uniform Mart	2,000	11/04	1/5 yr.	16,000	8.00
One Price Dry Cleaners	1,575	11/04	1/5 yr.	10,332	6.56
Sheri's Hallmark	10,000	12/04	1/5 yr.	35,000	3.50
Aaron's Rents	8,000	12/04	1/2 yr.	57,600	7.20
Dollar Tree	10,500	12/04	1/5 yr.	52,500	5.00
Quizno's Classic Sub	1,900	04/05	1/5 yr.	22,002	11.58

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Burke's Outlet	12,000	04/05	1/5 yr.	66,000	5.50
Sun Laundry	2,000	02/06	1/5 yr.	18,000	9.00
Sweetwater Medical	8,000	07/06	-	26,000	3.25
Radio Shack	2,850	07/06	1/5 yr.	31,350	11.00
Grand Slam Bagels	1,600	08/05	1/5 yr.	19,584	12.24
Hot Nails	1,500	09/06	1/5 yr.	15,000	10.00
Bressler's	950	10/06	1/1 yr.	8,550	9.00
Marla Daniels	1,500	12/06	-	14,250	9.50
Cato Corporation	4,800	01/07	1/5 yr.	48,000	10.00
Beall's Outlet	15,724	04/07	-	100,948	6.42
Duff's (Blake's Buffet)	15,200	08/08	-	87,856	5.78
Big Lots	37,500	01/09	-	106,875	2.85
Publix Supermarket	27,887	12/19	-	237,040	8.50
Bridgestone/Firestone	*	01/15	-	50,000
Vacant	7,006

* ground lease

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a market value for Melbourne Shopping Center, as of March 11, 2002, of $9,900,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire these properties will generally depend upon no material adverse change occurring in the properties, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

Sycamore Commons, Matthews, North Carolina

We anticipate purchasing a newly constructed shopping center known as Sycamore Commons containing 395,289 gross leasable square feet, which includes a 148,663 square foot ground lease. The center is located at Highway 74 and Highway 51, in Matthews, North Carolina.

We anticipate purchasing Sycamore Commons from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $48,500,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $158 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Sycamore Commons was completed in 2002. It is comprised of six single-story, multi tenant buildings and five single tenant buildings. As of April 1, 2002, this property was approximately 97% leased.

As of April 1, 2002, a total 368,919 square feet was leased to 22 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Costco	148,663	11/21	891,978	6.00
Dicks Sporting Goods	45,000	07/16	540,000	12.00
Circuit City	32,900	01/23	662,935	20.15
Old Navy	25,000	10/06	331,250	13.25
Bed Bath & Beyond	25,000	01/12	300,000	12.00
Michaels	23,915	02/12	275,023	11.50
World Market	18,300	08/11	242,475	13.25
Pier One	9,460	01/12	208,120	22.00
Lane Bryant	5,000	02/07	100,000	20.00
Payless Shoes	2,400	02/12	52,800	22.00
BD's Mongolian BBQ	5,474	12/12	104,006	19.00
McAlister's Deli	4,122	11/11	82,440	20.00
Lady Bugs	5,413	11/07	108,260	20.00
Q-Doba	2,506	10/11	57,638	23.00
Play and Stay	1,400	01/05	33,600	24.00
EB Game World	1,456	12/06	29,833	20.49
Marble Slab Creamery	1,333	12/06	30,659	23.00
Voice Link Wireless	1,375	12/05	31,625	23.00
Catherine's	4,000	02/07	80,000	20.00
Hair cuttery	1,300	02/02	27,118	20.86
Mail Boxes Etc	1,402	02/07	29,442	21.00
Mattress Firm	4,800	02/07	105,600	22.00
Vacant	25,070

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Hillsboro Square, Deerfield Beach, Florida

We anticipate purchasing an existing shopping center known as Hillsboro Square containing 145,318 gross leasable square feet. The center is located at Hillsboro Boulevard and Highway One, in Deerfield Beach, Florida.

We anticipate purchasing Hillsboro Square from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $22,000,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $151 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Hillsboro Square was built in 1961. It is comprised of a single-story, multi tenant building and three single tenant outlot buildings. As of April 1, 2002, this property was approximately 96% leased.

As of April 1, 2002, a total 139,218 square feet was leased to 25 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Sun Bank	8,760	07/03	5/5 yr.	50,127	5.72
Dry Dock Lounge	2,000	08/03	2/5 yr.	36,000	18.00
Maytag Laundromat	2,000	06/04	1/10 yr.	28,845	13.42
Jerry's Artarama	9,400	08/04	1/5 yr.	66,802	7.09
Cobbler Twelve	700	12/04	1/3 yr.	12,600	18.00
Eckerd Drugs	10,800	02/05	5/5 yr.	60,720	5.62
General Nutrition	1,120	03/05	1/5 yr.	12,880	11.50
Optical	1,150
H & R Block	2,000	04/05	1/3 yr.	30,000	15.00
Crown Liquor	3,600	04/05	-	43,371	12.05
Alterations by Ayla	600	04/05	-	6,305	10.51
Medallion Paint	5,000	04/06	2/5 yr.	53,750	10.75
Centry Florist	1,200	11/06	-	21,600	18.00
NuLook Cleaner	780	12/06	1/5 yr.	14,040	18.00
Barber	600	12/08	-	8,880	14.80
99 Plus/Dollar Mart	2,500	02/08	1/5 yr.	32,500	13.00
Off Main Furniture	9,200		2/5 yr.	161,000	17.50
Massamuna Restaurant	1,500	08/11	1/5 yr.	25,500	17.00
Tiuana Flats Burrito Co.	2,180	04/12	2/5 yr.	50,140	23.00
Atlanta Bread Company	4,200	04/12	2/5 yr.	88,200	21.00
Villa Venezia Italian Restaurant	2,400	05/12	2/5 yr.	56,400	23.50
Farm Store	750	05/12	2/5 yr.	40,000	53.33
Starbucks	1,638	05/12	4/5 yr.	78,000	47.62
Chinese Restaurant	10,800	05/17	1/5 yr.	138,000	12.78
Publix *	54,340	09/22	6/5 yr.	706,550	13.00
Vacant	6,100

* The existing Publix will be torn down and a new Publix will be built, reopening in about October 2002. Publix will pay a substantial portion of the costs to rebuild. Our cost relating to the Publix is expected to be approximately $800,000.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Midway Plaza, Tamarac, Florida

We anticipate purchasing an existing shopping center known as Midway Plaza containing 220,259 gross leasable square feet. The center is located at Commercial Boulevard and University Drive, in Tamarac, Florida.

We anticipate purchasing Midway Plaza from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $26,200,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $113 per square foot of leasable space.

Initially, we intend to fund a $2,500,000 loan to the seller, which he will use along with proceeds from a first mortgage to rehab the property and lease the current vacant spaces. Once the rehab is complete, we intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Midway Plaza was completed in 1985. It is comprised of two single-story, multi tenant buildings and two single tenant buildings. As of April 1, 2002, this property was approximately 73% leased.

As of April 1, 2002, a total 161,318 square feet was leased to 38 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent($)	Per Annum ($)

Publix	56,085	11/06	357,261	6.37
Ross	25,770	01/03	135,293	5.25
Bank United	3,531	01/07	87,286	24.72
Blockbuster	6,837	11/02	123,066	18.00
Boston Market	3,400	11/08	82,280	24.20
Sally Beauty	1,560	01/06	18,501	11.86
Citifinancial	2,496	02/02	29,428	11.79
ZT's Pizza	1,600	09/04	25,600	16.00
Onetha's Place	1,280	03/11	12,800	10.00
Dollar Mart USA	5,045	03/06	52,972	10.50
International Netsoft	999	03/02	11,988	12.00
House of China	1,561	01/05	17,701	11.34
Dr. Fruithandler	1,280	02/02	17,139	13.39
Midway Cleaners	1,177	04/06	15,301	13.00
Tamarac Family Dentist	1,177	10/06	12,947	11.00
Klassy Eyes	1,280	02/03	21,760	17.00
Clean Cut	960	09/03	13,910	14.49
TLC Nails	1,575	01/06	17,325	11.00
Medical Supply	1,280	04/03	17,920	14.00
Dr. Sheinberg	1,290	12/01	29,683	23.01
Shochet Securities	2,516	10/06	34,218	13.60
News Plus Variety	400	07/08	10,264	25.66
Fantastic Sams	1,264	07/06	15,168	12.00
Americk Beauty	3,042	12/06	33,462	11.00
Le Antioquena Rest	2,693	10/06	13,465	5.00
Lider USA	1,090	06/05	13,080	12.00
Real Estate Solutions	2,216	03/05	27,390	12.36
Creations by Beverly	1,108	04/05	13,695	12.36
Tamarac Travel	966	06/05	9,950	10.30
Care Givers of America	3,012	05/04	30,120	10.00
First Fidelity Financial	2,122	04/03	22,281	10.50

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent($)	Per Annum ($)
Sinai Memorial	1,390	12/04	13,900	10.00
U & Me Haircutters	3,920	11/05	50,960	13.00
H & R Block	1,788	04/02	24,138	13.50
Dr. J. Dienvil	1,643	12/02	19,946	12.14
Pet World	4,717	10/04	54,000	11.45
Mattress Discounters	4,750	12/03	76,000	16.00
Cuzco's Restaurant	2,498	04/06	29,976	12.00
Vacant	58,941

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Northpoint Marketplace, Spartanburg, South Carolina

We anticipate purchasing a newly constructed shopping center known as Northpoint Marketplace containing 101,800 gross leasable square feet. The center is located at US Highway 176 and Springfield Road, in Spartanburg, South Carolina.

We anticipate purchasing Northpoint Marketplace from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $8,250,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $81 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Northpoint Marketplace was built in 2001 and is expected to be completed in 2002. It is comprised of a single-story, multi tenant building and three outlot pads. As of April 1, 2002, this property was approximately 83% leased.

As of April 1, 2002, a total 84,330 square feet was leased to ten tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Ingles	65,000	03/21	390,000	6.00
Ingles Gas		03/21	22,000
Happy Nails	1,200	08/04	16,200	13.50
China Fun	1,600	06/11	21,600	13.50
ABC Store	1,280	5 yrs.	17,280	13.50
Asian Accents	3,200	5 yrs.	38,400	12.00
Dollar City	3,600	07/06	48,600	13.50
Mexican Restaurant	3,200	08/06	43,200	13.50
The Money Store	1,600	06/07	21,600	13.50
Famous Pizza	1,920	5 yrs.	25,920	13.50
Subway	1,730	5 yrs.	23,335	13.49
Vacant	17,470

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Oleander Shopping Center, Oleander, Florida

We anticipate purchasing an existing shopping center known as Oleander Shopping Center containing 51,847 gross leasable square feet. The center is located at Oleander Drive and Fordham Road, in Oleander, Florida.

We anticipate purchasing Oleander Shopping Center from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $5,200,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $100 per square foot of leasable space.

We intend to purchase this property with our own funds and by assuming the modified existing debt with a remaining principal balance of approximately $2,900,000, after a $1,000,000 paydown on the existing debt. The modified loan will require interest only payments at a fixed rate of 7.8% per annum and will mature in 2011.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Oleander Shopping Center was built in 1989. It is a single-story, multi tenant building. As of April 1, 2002, this property was 100% leased.

As of April 1, 2002, a total 51,847 square feet was leased to three tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Supercuts	1,500	03/04	22,500	15.00
Blockbuster Video	4,445	11/05	91,123	20.50
Lowe's Foods	45,902	07/15	470,450	10.25

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Investment Objectives and Policies

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of April 23, 2002, we had sold 36,416,961 shares in our current offering resulting in gross proceeds of $362,045,872. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of April 23, 2002, we had incurred $30,203,152 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $331,842,719 of net proceeds from the sale of those 36,416,961 shares. An additional 1,188,990 shares have been sold pursuant to our Distribution Reinvestment Program as of April 23, 2002, for which we have received additional net proceeds of $11,295,405. As of April 23, 2002, we had repurchased 201,704 shares through our Share Repurchase Program resulting in disbursements totaling $1,849,680. As a result, our net offering proceeds from both offerings total approximately $466,155,368 as of April 23, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,700,000 are included in the purchase prices we have paid for all our properties purchased through April 23, 2002. As of April 23, 2002, we had invested approximately $378,500,000 in properties that we purchased for an aggregate purchase price of approximately $784,000,000, and we had invested approximately $2,880,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of April 23, 2002, we had net offering proceeds of approximately $62,000,000 available for investment in additional properties. As of April 23, 2002, we have committed to the acquisition of an additional $220,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.